

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Murray Grainger
Chief Executive Officer and Director
Juniper II Corp.
3790 El Camino Real #818
Palo Alto, California 94306

> **Re: Juniper II Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed June 2, 2021**
> **File No. 333-255021**

Dear Mr. Grainger:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed June 2, 2021

Risk Factors
Our warrant agreement will designate the courts of the State of New York or..., page 65

1.　This section indicates that your warrant agreement exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, Section 9.3 of the warrant agreement does not appear consistent with the disclosure in your prospectus. Please revise your exhibit or prospectus accordingly.

<u>Our amended and restated certificate of incorporation will designate the Court of Chancery...,
page 67</u>

2.   Please revise your disclosures here, in the Description of Securities section on page 144,
and the provision in Article XII of your amended and restated certificate of incorporation
so they are consistent. Please also ensure your amended certificate is clear as to whether
the exclusive forum provision applies to federal securities law claims. For instance, given
your reference in Section 12.1 to concurrent federal and state jurisdiction for '33 Act
claims, it is not clear whether you intend to exclude such claims from the provision where
you state "Notwithstanding the foregoing, the provisions of this paragraph will not apply
to suits brought to enforce any liability or duty created by the Exchange Act, the
Securities Act, or any other claim for which the federal district courts of the United States
of America shall be the sole and exclusive forum."

 You may contact William Demarest, Staff Accountant at 202-551-3432 or Robert
Telewicz, Branch Chief at 202-551-3438 if you have questions regarding comments on the
financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-
551-3585 or Mary Beth Breslin, Office Chief at 202-551-3625 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Julian Seiguer, Esq.